SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation Rule 101(b)(8)	☐

HOLLINGER INC.

(Name of subject company)

Ontario, Canada

(Jurisdiction of incorporation or organization)

Hollinger Inc.

(Name of person furnishing form)

Series III Retractable Non-Voting Preference Shares

(Title of Class of Subject Securities)

43556C 70 5

(CUSIP Number of Class of Securities)

Frederick A. Creasey
10 Toronto Street
Toronto, Ontario
Canada M5C 2B7
(416) 363-8721

Copy to:

Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, address, including zip code, and telephone number, of persons authorized to receive notices on behalf of the company)

April 21, 2003

(date exchange offer commenced)

Item 1.	Home Jurisdiction Documents

The attached disclosure documents have been made available to holders of Hollinger Inc.’s Series III Retractable Non-Voting Preference Shares in connection with the Exchange Offer.

No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and representation to the contrary is an offence. Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Quebec), copies of which may be obtained on request without charge from Hollinger Inc., 10 Toronto Street, Toronto, ON, Canada, M5C 2B7 (Telephone: (416) 363-8721), Attention: Vice-President and Secretary.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. For further information, you may also telephone the Depositary, Computershare Trust Company of Canada (at 1-800-564-6253).

April 21, 2003

OFFER

BY

HOLLINGER INC.

TO HOLDERS OF ITS SERIES III PREFERENCE SHARES

TO EXCHANGE ALL OF THE SERIES III RETRACTABLE NON-VOTING PREFERENCE SHARES

INTO SERIES IV RETRACTABLE NON-VOTING PREFERENCE SHARES
ON THE BASIS OF
ONE SERIES IV PREFERENCE SHARE FOR EACH SERIES III PREFERENCE SHARE

              Hollinger Inc. (“Hollinger”) invites holders (“Shareholders”) of its Series III retractable non-voting preference shares (“Series III Preference Shares”) to exchange all of the Series III Preference Shares into Series IV retractable non-voting preference shares (“Series IV Preference Shares”) on the basis of one Series IV Preference Share for each Series III Preference Share, upon the terms and subject to the conditions set forth in the Offer. The Offer expires at 5:00 p.m. (Toronto time) on May 27, 2003 (the “Expiry Time”), unless withdrawn or extended. As of April 9, 2003, there were 10,147,225 Series III Preference Shares issued and outstanding.

         The Series III Preference Shares are listed on the Toronto Stock Exchange (the “TSX”). The closing price of the Series III Preference Shares on the TSX on April 9, 2003, the last full trading day prior to Hollinger’s announcement of its intention to make the Offer, was $9.70. There is currently no market through which the Series IV Preference Shares may be sold. The TSX has conditionally approved the listing of the Series IV Preference Shares on the TSX, subject to Hollinger fulfilling all of the requirements of the TSX, including distribution of these securities to a minimum number of public shareholders. There can be no assurance as to the liquidity of the trading market for the Series IV Preference Shares or that an active public market for the Series IV Preference Shares will develop.

           This Offer enables holders of Series III Preference Shares to extend the term of their investment as the mandatory redemption date of the Series IV Preference Shares will be April 30, 2008 as compared to the mandatory redemption date of April 30, 2004 for the Series III Preference Shares. As well, the Offer enables holders of the Series III Preference Shares to increase their dividend rate immediately as the Series IV Preference Shares will accrue dividends at the annual rate of 8% (the initial dividend being in the amount of $0.20 per share payable on August 6, 2003) as compared to 7% for the Series III Preference Shares. The retraction price formula for retractions of Series IV Preference Shares on or before April 30, 2007 will be calculated using 95% of the benchmark bond prices as opposed to 92  1/2% in the case of retractions of Series III Preference Shares on or before April 30, 2003. With these exceptions, the Series IV Preference Shares will be comparable to the Series III Preference Shares.

         Hollinger reserves the right to withdraw the Offer and not exchange any Series III Preference Shares deposited under the Offer unless certain conditions are satisfied including the condition that not less than 5,000,000 Series III Preference Shares, being approximately 50% of the outstanding Series III Preference Shares, be deposited under the Offer and not withdrawn at the expiry of the Offer. See Section 4 of the Offer, “Conditions of the Offer”.

                Neither Hollinger nor its board of directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Series III Preference Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer and Circular, consult their own investment and income tax advisors and make their own decision whether or not to deposit Series III Preference Shares under the Offer. See Sections 3, 4, 5 and 8 of the Circular, “Purpose of the Offer”, “Valuations”, “Effect of Offer on Market for Series III Preference Shares” and “Canadian Federal Income Tax Consequences”, respectively.

         Shareholders wishing to accept the Offer must complete and execute the enclosed Letter of Transmittal or a facsimile thereof and deposit it, together with the Series III Preference Shares to be deposited, in accordance with the instructions in the Letter of Transmittal. A Shareholder whose Series III Preference Shares are registered in the name of an investment dealer, stockbroker, trust company, bank or other nominee must contact such person or institution if the Shareholder wishes to deposit such Series III Preference Shares.

          All dollar references in this Offer are in Canadian dollars unless otherwise indicated.

         This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Hollinger may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

           The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the issuer is located in Canada, and that some or all of its officers and directors are residents of countries other than the United States.

Notice to U.S. Investors

         The Offer is made by a Canadian issuer for its own securities and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

         Shareholders should also be aware that the exchange of the Series III Preference Shares for the Series IV Preference Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described herein.

              THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION IN THE UNITED STATES (THE “COMMISSION”), NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY

      This summary is qualified in its entirety by references to the full text and more specific details in this Offer and the Circular.

Offer	On and subject to the terms and conditions specified in the Offer, Hollinger offers to exchange all of the Series III Preference Shares into Series IV Preference Shares on the basis of one Series IV Preference Share for each Series III Preference Share. As of April 9, 2003, there were 10,147,225 Series III Preference Shares issued and outstanding.

This Offer enables holders of Series III Preference Shares to extend the term of their investment as the mandatory redemption date of the Series IV Preference Shares will be April 30, 2008 as compared to the mandatory redemption date of April 30, 2004 for the Series III Preference Shares. As well, the Offer enables holders of the Series III Preference Shares to increase their dividend rate immediately as the Series IV Preference Shares will accrue dividends at the annual rate of 8% as compared to 7% for the Series III Preference Shares. The retraction price formula for retractions of Series IV Preference Shares on or before April 30, 2007 will be calculated using 95% of the benchmark bond prices as opposed to 92 1/2% in the case of retractions of Series III Preference Shares on or before April 30, 2003. With these exceptions, the Series IV Preference Shares will be comparable to the Series III Preference Shares.

Series IV Preference Shares	The following is a summary of certain terms of the Series IV Preference Shares which are described in more detail in Section 2 of the Circular, “Hollinger Inc. — Series IV Preference Shares”.

Mandatory Redemption	Hollinger will redeem the Series IV Preference Shares on April 30, 2008 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date.

Dividends	Dividends will accrue at an annual rate of 8% of the issue price of $10.00. The holders of the Series IV Preference Shares shall be entitled to receive cumulative preferential cash dividends, quarterly, as and when declared by the board of directors of Hollinger, on the 6th day of February, May, August and November in each year at a rate equal to $0.20 per share. The first dividend in the amount of $0.20 will be paid on August 6, 2003.

Holder’s Retraction Right	At any time, the Series IV Preference Shares will be redeemable at the option of the holder for a cash payment per share (the “Retraction Price”) equal to:

(a)	on or before April 30, 2007, 95% of the Benchmark Price on the Retraction Date plus accrued and unpaid dividends. The Benchmark Price on any Retraction Date will be $10 times the quotient obtained when (i) the simple average of the End-of-Day Price for each of the 20 business days preceding the Retraction Date of two series of Government of Canada Bonds, being the 6% series due on June 1, 2008 and the 10% series due June 1, 2008, is divided by (ii) the amount calculated in (i) above as of April 30, 2003; and

(b)	after April 30, 2007, $9.50 plus accrued and unpaid dividends.

Hollinger’s Early Redemption Right	The Series IV Preference Shares will not be redeemable by Hollinger prior to April 30, 2006. After April 30, 2006, Hollinger may, at its option, at any time redeem all, or from time to time, any part, of the outstanding Series IV Preference Shares for $10.00 cash per share plus all accrued and unpaid dividends to the redemption date.

Voting Rights	The holders of the Series IV Preference Shares shall not be entitled to vote, except as required by law or unless and until Hollinger shall have failed to pay the whole amount of eight quarterly dividends on the Series IV Preference Shares, in which case, and only for so long thereafter as any dividends on the Series IV Preference Shares remain in arrears, the holders of the Series IV Preference Shares shall be entitled to one vote per share for the election of two directors to be elected in conjunction with the holders of any other series of preference shares which may have a similar right.

Retraction and Redemption Limitation	If when Series III Preference Shares or Series IV Preference Shares are submitted for retraction or when Hollinger is obliged to redeem them on April 30, 2004, in the case of the Series III Preference Shares and April 30, 2008, in the case of the Series IV Preference Shares, there are reasonable grounds for believing that, after making payment in respect thereof, Hollinger’s liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of Hollinger but would remain as shareholders until such time as the retractions or redemptions are able to be completed. Hollinger’s ability to make payments on future retractions and redemptions of shares is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International Inc., being its principal asset, were provided as security for Hollinger’s recently issued senior secured notes.

Since April 10, 2003, Hollinger has received retraction notices in respect of approximately 610,000 Series III Preference Shares. Hollinger is currently assessing whether it is in a position to process any or all of such retractions.

On a non-consolidated basis, Hollinger has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, Hollinger is dependent upon the continuing financial support of a wholly-owned subsidiary of Ravelston to fund such shortfalls and, therefore, pay its liabilities as they fall due. In connection with a recent issue of senior secured notes, the Ravelston subsidiary entered into a support agreement with Hollinger under which it is required to make an annual support payment in cash to Hollinger on a periodic basis by way of contributions to the capital of Hollinger (without the issuance of additional shares of Hollinger) or subordinated debt. The annual support payment will be equal to the greater of (a) Hollinger’s negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) U.S.$14.0 million per year (subject to adjustment), in either case as reduced by any permanent repayment of debt owing by Ravelston to Hollinger.

How to Deposit Series III Preference Shares	A Shareholder wishing to accept the Offer must complete the accompanying Letter of Transmittal, or a manually executed facsimile thereof and deposit it, together with certificates representing the Series III Preference Shares to be deposited, in accordance with the instructions in the Letter of Transmittal. Any Shareholder whose Series III Preference Shares are registered in the name of an investment dealer, stockbroker, trust company, bank or other nominee must contact such person or institution if the Shareholder wishes to deposit such Series III Preference Shares.

Brokerage Commissions	None.

Expiry Time	5:00 p.m. (Toronto time) on May 27, 2003 or such later date and time to which the Offer may be extended by Hollinger. Hollinger will exchange Series III Preference Shares and issue Series IV Preference Shares in exchange therefor as soon as practicable after the Expiry Date, and in any event within 10 days after the Expiry Date.

Conditions of the Offer	Hollinger reserves the right to withdraw the Offer and not exchange Series III Preference Shares deposited under the Offer unless the conditions described under Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived including the condition that not less than 5,000,000 Series III Preference Shares, being approximately 50% of the outstanding Series III Preference Shares, be deposited under the Offer and not withdrawn at the expiry time.

Depositary	Computershare Trust Company of Canada is acting as Depositary under the Offer. The Depositary will receive deposits of Letters of Transmittal at its principal offices in Toronto, Montreal, Calgary and Vancouver, Canada, as set out in the Letter of Transmittal.

Tax Considerations	Shareholders should consider carefully the income tax consequences of accepting the Offer. See Section 8 of the Circular, “Canadian Federal Income Tax Consequences”.

Further Information Regarding the Offer	To obtain further information regarding the Offer, Shareholders may contact the Depositary or consult their broker. The address, telephone and facsimile numbers of the Depositary are set out in the Letter of Transmittal.

DEFINITIONS

      In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

      “affiliate” unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario).

      “associate” unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario).

      “Board” means the board of directors of Hollinger.

      “Business Day” means a day other than Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which Hollinger’s registered office is located.

      “Circular” means the offering circular accompanying the Offer.

      “Depositary” means Computershare Trust Company of Canada.

      “Deposited Shares” means Series III Preference Shares deposited pursuant to the Offer.

      “Eligible Institution” means a firm which is a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

      “Expiry Date” means May 27, 2003, unless the Offer is extended, in which event the Expiry Date shall mean the latest time and date on which the Offer as so extended expires.

      “Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date.

      “Hollinger” means Hollinger Inc., a corporation amalgamated under the laws of Canada.

      “Hollinger International” means Hollinger International Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A.

      “Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and Circular.

      “Offer” means the offer to the Shareholders made by the portion of this document entitled “Offer”.

      “Offer Period” means the period commencing on April 21, 2003 and ending on the Expiry Date.

      “Ravelston” means The Ravelston Corporation Limited, a corporation incorporated under the laws of Ontario.

      “retractable common shares” means the retractable common shares of Hollinger.

      “Retraction Date” means the Business Day on which documents are duly tendered by a holder of Series III or Series IV Preference Shares in respect of the exercise of the holder’s right to require Hollinger to redeem such shares.

      “Retraction Price” of the Series IV Preference Shares means:

(a)	on or before April 30, 2007, 95% of the Benchmark Price on the Retraction Date plus accrued and unpaid dividends. The Benchmark Price on any Retraction Date will be $10 times the quotient obtained when (i) the simple average of the End-of-Day Price for each of the 20 business days preceding the Retraction Date of two series of Government of Canada Bonds, being the 6% series due on June 1, 2008 and the 10% series due June 1, 2008, is divided by (ii) the amount calculated in (i) above as of April 30, 2003; and

(b)	after April 30, 2007, $9.50 plus accrued and unpaid dividends.

      End-of-Day Price means the bid-side price for each of the bonds as published in the National Post. In the event that the National Post newspaper fails to provide a published quote for a bond on a date during the twenty business day period, then the bid-side price for such bond on such day shall be obtained from a major Canadian investment dealer chosen by Hollinger.

      “Series II Preference Shares” means the Series II exchangeable non-voting preference shares of Hollinger.

      “Series III Preference Shares” means the Series III retractable non-voting preference shares of Hollinger.

      “Series IV Preference Shares” means the Series IV retractable non-voting preference shares of Hollinger.

      “Shareholder” means a holder of Series III Preference Shares.

      “Tax Act” means the Income Tax Act (Canada).

      “TSX” means the Toronto Stock Exchange.

      “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

OFFER

To: Holders of Series III Preference Shares of Hollinger Inc.

1.   THE OFFER

      Hollinger hereby offers to exchange, on and subject to the terms and conditions hereinafter specified, all of the outstanding Series III Preference Shares into Series IV Preference Shares on the basis of one Series IV Preference Share for each Series III Preference Share. As of April 9, 2003, the last full day of trading prior to the announcement of the Offer, there were 10,147,225 Series III Preference Shares issued and outstanding.

      This Offer enables holders of Series III Preference Shares to extend the term of their investment as the mandatory redemption date of the Series IV Preference Shares will be April 30, 2008 as compared to the mandatory redemption date of April 30, 2004 for the Series III Preference Shares. As well, the Offer enables holders of the Series III Preference Shares to increase their dividend rate immediately as the Series IV Preference Shares will accrue dividends at the annual rate of 8% (the initial dividend being in the amount of $0.20 per share payable on August 6, 2003) as compared to 7% for the Series III Preference Shares. The retraction price formula for retractions of Series IV Preference Shares on or before April 30, 2007 will be calculated using 95% of the benchmark bond prices as opposed to 92  1/2% in the case of retractions of Series III Preference Shares on or before April 30, 2003. With these exceptions, the Series IV Preference Shares will be comparable to the Series III Preference Shares.

      If when Series III Preference Shares or Series IV Preference Shares are submitted for retraction or when Hollinger is obliged to redeem them on April 30, 2004, in the case of the Series III Preference Shares, or April 30, 2008, in the case of the Series IV Preference Shares, there are reasonable grounds for believing that, after making payment in respect thereof, Hollinger’s liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of Hollinger but would remain as shareholders until such time as the retractions or redemptions are able to be completed. Hollinger’s ability to make payments on future retractions and redemptions of shares is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International, being its principal asset, were provided as security for Hollinger’s recently issued senior secured notes.

      The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

2.   TIME FOR ACCEPTANCE

      The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 27, 2003, or until such later time and date or times and dates to which the Offer may be extended unless withdrawn by Hollinger.

3.   MANNER OF ACCEPTANCE

      The Offer may be accepted by a Shareholder only by depositing all of the following with the Depositary in accordance with the instructions set forth in the Letter of Transmittal on or prior to the Expiry Time:

(a)	the certificate or certificates representing Series III Preference Shares, in proper form for transfer, in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal or a facsimile thereof properly completed and duly executed in accordance with the instructions set forth therein; and

(c)	all other documents required pursuant to the Offer and the instructions set forth in the Letter of Transmittal.

      Hollinger reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

      Except as otherwise provided in the instructions set forth in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Series III Preference Shares deposited therewith, the certificates must be duly endorsed for transfer or be accompanied by an appropriate power of attorney duly and properly completed by the registered holder, with the signature on the endorsement or appropriate transfer power guaranteed by an Eligible Institution. See the instructions set forth in the Letter of Transmittal.

General

      Hollinger shall, in its discretion, be entitled to determine finally all questions relating to acceptances of this Offer and to the withdrawal of Series III Preference Shares deposited hereunder including, without limitation, the validity, time and effect of any deposit of Series III Preference Shares and notice of withdrawal of Series III Preference Shares and the propriety of the completion and execution of any Letter of Transmittal. Hollinger’s interpretation of the terms and conditions of the Offer will be final and binding. Hollinger reserves the right to waive any defect in acceptance with regard to any particular Series III Preference Shares or any particular Shareholder. Neither Hollinger nor the Depositary shall be under any duty to give notification of any defect or irregularity in acceptance nor shall either of them incur any liability for failure to give such notification.

      Shareholders are advised that the method chosen to transmit any Series III Preference Shares, the related Letter of Transmittal and other documents is at the risk of each depositing Shareholder. For the Shareholder’s protection, Hollinger recommends that material be delivered by hand to the Depositary and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

      Shareholders whose Series III Preference Shares are registered in the name of an investment dealer, stockbroker, trust company, bank or other nominee and who wish to accept the Offer must contact that nominee for assistance in depositing such Series III Preference Shares and should do so promptly in order to be able to deposit their Series III Preference Shares prior to the Expiry Time.

      The acceptance of the Offer pursuant to the procedures set forth herein will constitute a binding agreement between the depositing Shareholder and Hollinger subject to the terms and conditions of the Offer. Hollinger reserves the right to permit the Offer to be accepted in a manner other than that set out above. The depositing Shareholder will be bound by a representation and warranty that such Shareholder has full power and authority to deposit, assign and transfer the Deposited Shares and that if the Deposited Shares are accepted by Hollinger, Hollinger will acquire good title thereto free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

4.   CONDITIONS OF THE OFFER

      Notwithstanding any other provision of the Offer, Hollinger shall not be required to accept any Series III Preference Shares deposited and may terminate or cancel the Offer or may postpone the exchange of Series III Preference Shares deposited if before the exchange of any such Series III Preference Shares, any of the following events shall have occurred (as determined by Hollinger) which, in Hollinger’s sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance:

(a)	at the Expiry Time there shall be deposited under the Offer and not withdrawn less than 5,000,000 Series III Preference Shares, being approximately 50% of the outstanding Series III Preference Shares;

(b)	there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance of some or all of the Series III Preference Shares by Hollinger or otherwise directly or indirectly relating in any manner to or affecting the Offer;

(c)	there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Hollinger by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction, that might, directly or indirectly, result in any of the consequences referred to in paragraph (b) above or would or might prevent, restrict or delay consummation of the Offer; and

(d)	all necessary approvals and consents from government bodies, regulatory agencies and the TSX in terms satisfactory to Hollinger in respect of the Offer have not been obtained or any waiting period with respect to such approvals and consents has not expired or been terminated.

      The foregoing conditions are for the sole benefit of Hollinger and may be asserted by Hollinger in its sole discretion regardless of the circumstances (including any action or inaction by Hollinger) giving rise to any such conditions, or may be waived by Hollinger, in its sole discretion, in whole or in part at any time. The failure by Hollinger at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Hollinger concerning the events described in this section shall be final and binding.

      Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto. After giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, Hollinger shall cause the Depositary, if required by law, as soon as practical thereafter to notify the Shareholders in the manner set forth in Section 9 of the Offer, “Notice”, and shall provide or cause to be provided notice of such waiver or withdrawal to the TSX and the relevant securities regulatory authorities. If the Offer is withdrawn, Hollinger shall not be obligated to exchange any Series III Preference Shares deposited under the Offer, and the Depositary will return all certificates for deposited Series III Preference Shares and Letters of Transmittal to the parties by whom they were deposited.

5.   EXTENSION AND VARIATION OF THE OFFER

      The Offer is open for acceptance until, but not after, the Expiry Time.

      Hollinger reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving oral (to be confirmed in writing) or written notice of such extension or variation to the Depositary at its principal office in Toronto. Upon the giving of notice to the Depositary, the Expiry Date shall be deemed to be extended to the date specified in such notice or the Offer shall be deemed to be varied in the manner described therein, as the case may be. Hollinger shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX and cause the Depositary to provide as soon as practicable thereafter a copy of such notice to Shareholders as required by applicable securities legislation at their respective addresses set out in the applicable registers. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary (to be confirmed in writing) at its principal office in Toronto.

      During any extension or in the event of any variation of the Offer, all Series III Preference Shares previously deposited and not exchanged or withdrawn will remain subject to the Offer and may be accepted for purchase by Hollinger in accordance with the terms hereof.

      No extension of the Expiry Date will constitute a waiver by Hollinger of any of its rights under Section 4 of the Offer, “Conditions of the Offer”.

6.   EXCHANGE OF DEPOSITED SERIES III PREFERENCE SHARES

      If all of the conditions referred to under Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived at the Expiry Time, Hollinger will become obligated to exchange Series III Preference Shares validly deposited and not withdrawn under the Offer not later than 10 days from the Expiry Time.

      Subject to applicable law, Hollinger expressly reserves the right in its sole discretion to delay taking up or exchanging any Series III Preference Shares or to terminate the Offer and not exchange any Series III Preference Shares if any conditions specified in Section 4 of the Offer, “Conditions of the Offer”, are not

satisfied or waived by giving written notice thereof or other communication confirmed in writing to the Depositary. Hollinger also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and exchanging Series III Preference Shares in order to comply in whole or in part, with any applicable law.

      Hollinger will be deemed to have taken up and accepted Series III Preference Shares validly deposited and not withdrawn pursuant to the Offer as, if and when Hollinger gives oral (to be confirmed in writing) or written notice to the Depositary to that effect.

      Hollinger will exchange Series III Preference Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient certificates representing Series IV Preference Shares issued in exchange therefor for transmittal to depositing Shareholders.

      The Depositary will act as the agent of persons who have deposited Series III Preference Shares in acceptance of the Offer for the purpose of receiving share certificates from Hollinger and transmitting such share certificates to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing Series III Preference Shares.

      Settlement will be made by the Depositary issuing or causing to be issued to each Shareholder who has validly deposited and not withdrawn Series III Preference Shares under the Offer a certificate representing the Series IV Preference Shares to which such Shareholder is entitled by first class insured mail, postage prepaid. Unless otherwise directed by the Letter of Transmittal, the certificates for such Series IV Preference Shares will be issued in the name of the registered holder of the Series III Preference Shares so deposited. Unless a Shareholder depositing Series III Preference Shares instructs the Depositary to hold certificates for such Series IV Preference Shares for pick up by checking the appropriate box on the Letter of Transmittal, certificates will be forwarded by first class insured mail to such Shareholder at the address specified in the Letter of Transmittal. If no address is therein specified, certificates will be forwarded to the address of the Shareholder as shown on the Series III Preference Share register maintained by Hollinger. Certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

      If any Deposited Shares are not exchanged by Hollinger pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Series III Preference Shares than are deposited, certificates for unexchanged Series III Preference Shares or new certificates representing unexchanged Series III Preference Shares and other relevant documents will be returned at Hollinger’s expense to the person that made the deposit as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer. Certificates (and other relevant documents) will be returned by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the Series III Preference Share register maintained by Hollinger as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer.

      Depositing Shareholders will not be obligated to pay brokerage commissions. Transfer taxes, if any, on the exchange of Series III Preference Shares will be paid by Hollinger.

7.   RIGHT TO WITHDRAW

      Except as otherwise provided in this Section, all deposits of Series III Preference Shares pursuant to the Offer are irrevocable. Series III Preference Shares deposited pursuant to the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a)	at any time before midnight (local time at the place of deposit) on May 27, 2003;

(b)	at any time where the Series III Preference Shares have not been taken up by Hollinger prior to the receipt by the Depositary of the notice of withdrawal in respect of such Series III Preference Shares; and

(c)	if the Series III Preference Shares have not been paid for by Hollinger within three business days after having been taken up.

      In addition, if:

(d)	there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which Series III Preference Shares may be deposited hereunder, or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the exchange terms offered where the time for deposit is not at the same time extended for more than 10 days or the waiver of a condition of the Offer); or

(e)	a notice of change in respect of the information contained in the Offer and the accompanying Circular or in any subsequent notice of change or variation is delivered to persons whose Series III Preference Shares were not taken up at the date of the occurrence of the change;

any Series III Preference Shares deposited under the Offer and not exchanged by Hollinger at such time may be withdrawn by or on behalf of the depositing Shareholder at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated, subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

      In order for any withdrawal to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Series III Preference Shares within the period permitted for withdrawal. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Series III Preference Shares to be withdrawn, and (ii) specify the number of Series III Preference Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing Series III Preference Shares to be withdrawn. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal, except in those cases where the Series III Preference Shares were deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal.

      All questions as to the validity (including, without limitation, a timely receipt) and form of notices of withdrawal shall be determined by Hollinger in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Hollinger, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.

      If Hollinger is delayed in exchanging the Series III Preference Shares or is unable to exchange Series III Preference Shares for any reason, then, without prejudice to Hollinger’s other rights, Series III Preference Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable law.

      Any Series III Preference Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

      In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both in certain circumstances. See Section 10 of the Circular, “Statutory Rights”.

8.   RETURN OF SERIES III PREFERENCE SHARES

      Certificates representing Deposited Shares not exchanged by Hollinger will be returned at Hollinger’s expense promptly after the Expiry Time. Certificates for Series III Preference Shares not exchanged (and other relevant documents) will be forwarded by first class mail to the address specified in the Letter of Transmittal, unless the person who deposited the Series III Preference Shares instructs Hollinger to hold the Series III Preference Shares for pick-up by checking the appropriate box in the Letter of Transmittal. If no address is specified therein, Series III Preference Shares will be forwarded to the address shown in Hollinger’s Shareholders’ register.

9.   NOTICE

      Any notice to be given by Hollinger or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Series III Preference Shares at their addresses as shown on the register of Hollinger and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or federal or provincial statutory holiday in Canada. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Series III Preference Shares and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, Hollinger intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which Hollinger or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by holders of Series III Preference Shares if it is given to the TSX for dissemination and if it is published once in The National Post.

      Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary on the Letter of Transmittal. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated on the Letter of Transmittal.

10. MAIL SERVICE INTERRUPTION

      Notwithstanding the provisions of the Offer, the Circular and the Letter of Transmittal, certificates representing Series IV Preference Shares issued on exchange of Series III Preference Shares pursuant to the Offer and certificates for any Series III Preference Shares to be returned will not be mailed if Hollinger determines that delivery thereof by mail may be delayed. Persons entitled to certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited Series III Preference Shares were delivered until such time as Hollinger has determined that delivery by mail will no longer be delayed. Hollinger shall provide notice of any such determination not to mail under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, “Notice”. Notwithstanding Section 6 of the Offer, “Exchange of Deposited Series III Preference Shares”, the deposit of certificates with the Depositary in such circumstances shall constitute delivery to the persons entitled thereto and the Series III Preference Shares shall be deemed to have been exchanged immediately upon such deposit.

11. OTHER TERMS OF THE OFFER

(a)	The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(b)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Hollinger not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

(c)	The provisions of the Circular and the Letter of Transmittal accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(d)	Hollinger, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Transmittal and the validity of any acceptance of the Offer and the validity of any withdrawals of Series III Preference Shares.

(e)	The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Hollinger may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

      The accompanying Circular constitutes the issuer bid circular required under Canadian provincial securities legislation with respect to the Offer.

Dated: April 21, 2003

HOLLINGER INC.

(Signed) CONRAD BLACK Chairman of the Board of Directors and Chief Executive Officer

CIRCULAR

      The following information is supplied with respect to the accompanying Offer by Hollinger to exchange the Series III Preference Shares. Terms defined in the Offer and not otherwise defined herein shall have the same meaning in this Circular. The terms and conditions of the Offer are incorporated in and form part of the Circular.

1.   DOCUMENTS INCORPORATED BY REFERENCE

      The following documents, filed with the applicable securities commissions or similar authorities in the Provinces of Canada, form an integral part of this Circular:

(a)	Hollinger’s annual information form dated May 17, 2002;

(b)	Hollinger’s management proxy circular dated April 19, 2002;

(c)	Hollinger’s audited consolidated financial statements for the year ended December 31, 2002 together with the auditors’ report thereon;

(d)	Hollinger’s management discussion and analysis as filed with securities regulatory authorities on April 17, 2003; and

(e)	Hollinger’s material change reports dated September 26, 2002 and March 17, 2003.

      Any documents of the type referred to in the preceding paragraphs and any material change reports (excluding any confidential material change reports) filed by Hollinger with a securities commission or similar regulatory authority in Canada after the date of the Offer and prior to the termination of the Offer Period shall be deemed to be incorporated by reference herein.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

2.   HOLLINGER INC.

Business

      Hollinger Inc. is the continuing corporation resulting from the amalgamation in 1985 of Argcen Holdings Inc., Hollinger Argus Limited and Labmin Resources Limited. The registered and principal office of Hollinger is 10 Toronto Street, Toronto, Ontario M5C 2B7.

      Hollinger’s assets consist solely of investments, with its principal asset being its approximate 30.3% equity interest and 72.6% voting interest in Hollinger International. Hollinger International is an international newspaper company, that through its subsidiaries, owns English-language newspapers in the United States, the United Kingdom, Israel and Canada. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

Series IV Preference Shares.

      Mandatory Redemption. Hollinger will redeem the Series IV Preference Shares on April 30, 2008 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date.

      Dividends. The holders of the Series IV Preference Shares will be entitled to receive cumulative preferential cash dividends on the 6th day of February, May, August and November in each year at a rate equal to $0.20 per share, for an aggregate cumulative dividend of 8% per annum of the issue price of $10 per share. The first dividend in the amount of $0.20 per share will be payable on August 6, 2003.

      Hollinger will pay to all holders of Series IV Preference Shares whose latest address as shown on its records is not in Canada all dividends in United States dollars unless any such holder requests payment in Canadian dollars. Any such payment in United States dollars shall be in an amount equivalent to the amount otherwise payable in Canadian dollars converted to United States dollars at the Bank of Canada noon rate of exchange on the applicable dividend record date. This is consistent with the current procedure used in respect of dividends paid on the Series III Preference Shares.

      Holder’s Retraction Right. At any time, a holder of the Series IV Preference Shares will be entitled to require Hollinger to redeem all or any part of his Series IV Preference Shares for a cash amount per Series IV Preference Share equal to the Retraction Price. On any early retraction, Hollinger may elect to arrange for the purchase by a third party of the Series IV Preference Shares for the Retraction Price in lieu of retraction, provided that the holder of the Series IV Preference Shares has not withheld consent thereto on the appropriate notice of retraction form.

      Hollinger’s Early Redemption Right. After April 30, 2006, Hollinger may upon giving notice at any time redeem all, or any part, of the outstanding Series IV Preference Shares on payment for each Series IV Preference Share to be redeemed of $10.00 cash per share plus all accrued and unpaid dividends to the redemption date. Hollinger shall at least three business days prior to the redemption date issue a press release and not less than 30 days and not more than 60 days prior to the redemption date send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series IV Preference Shares to be redeemed a notice in writing of the intention of Hollinger to redeem such Series IV Preference Shares.

      Voting Rights. The holders of the Series IV Preference Shares shall not be entitled to vote, except as required by law or unless and until Hollinger shall have failed to pay the whole amount of eight quarterly dividends on the Series IV Preference Shares, in which case, and only for so long thereafter as any dividends on the Series IV Preference Shares remain in arrears, the holders of the Series IV Preference Shares shall be entitled to one vote per share for the election of two directors to be elected in conjunction with the holders of any other series of preference shares which may have a similar right.

      Entitlement on Liquidation. In the event of the liquidation, dissolution or winding-up of Hollinger (a “Liquidation Event”), holders of the Series IV Preference Shares shall be entitled to receive from the assets of Hollinger an amount equal to $10.00 per share plus all accrued but unpaid dividends to the date of payment before any amount shall be paid to the holders of the retractable common shares or to the holders of any other shares ranking junior to the Series IV Preference Shares.

      Ranking. The Series IV Preference Shares shall rank on a parity with the preference shares of every other series with respect to accumulated dividends and return of capital. The Series IV Preference Shares shall be entitled to preference over the retractable common shares and over any other shares ranking junior to the preference shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of Hollinger, whether voluntary or involuntary, or any other distribution of the assets of Hollinger among its shareholders for the purpose of winding up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preference shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends are declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the preference shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

      Purchase for Cancellation. Subject to the provisions of the Canada Business Corporations Act, and to the provisions of any shares ranking prior to or pari passu with the Series IV Preference Shares, Hollinger may at any time or times purchase for cancellation all or any part of the Series IV Preference Shares on the open market, by private agreement or otherwise.

Limitation on Retractions and Redemptions

      If when Series III Preference Shares or Series IV Preference Shares are submitted for retraction or when Hollinger is obliged to redeem them on April 30, 2004, in the case of the Series III Preference Shares, or April 30, 2008, in the case of the Series IV Preference Shares, there are reasonable grounds for believing that, after making payment in respect thereof, Hollinger’s liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of Hollinger but would remain as shareholders until such time as the retractions or redemptions are able to be completed. Hollinger’s ability to make payments on future retractions and redemptions of shares is uncertain due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International, being its principal asset, were provided as security for Hollinger’s recently issued senior secured notes.

      On a non-consolidated basis, Hollinger has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, Hollinger is dependent upon the continuing financial support of a wholly-owned subsidiary of Ravelston to fund such shortfalls and, therefore, pay its liabilities as they fall due. In connection with a recent issue of senior secured notes, the Ravelston subsidiary entered into a support agreement with Hollinger under which it is required to make an annual support payment in cash to Hollinger on a periodic basis by way of contributions to the capital of Hollinger (without the issuance of additional shares of Hollinger) or subordinated debt. The annual support payment will be equal to the greater of (a) Hollinger’s negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) U.S.$14.0 million per year (subject to adjustment), in either case as reduced by any permanent repayment of debt owing by Ravelston to Hollinger.

Ownership of Securities of Hollinger

      On April 9, 2003 there were 32,939,686 retractable common shares, no Series I Preference Shares, 4,280,979 Series II Preference Shares and 10,147,225 Series III Preference Shares issued and outstanding. To the knowledge of the directors and officers of Hollinger, there is no beneficial owner or person who exercises control or direction over more than 10% of the outstanding retractable common shares of Hollinger except as follows. Ravelston exercises control or direction over a total of 25,754,303 retractable common shares or 78.2% of the outstanding retractable common shares of Hollinger. Lord Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over 78.2% of the outstanding retractable common shares of Hollinger.

      The following table indicates, as at April 9, 2003, the approximate number of shares of Hollinger which are beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and senior officer of Hollinger and their associates.

Approximate number of
shares of Hollinger beneficially
owned or over which control
Name	Position with Hollinger	or direction is exercised(1)(2)

PETER Y. ATKINSON	Executive Vice-President and Director	5,158 retractable common shares
BARBARA AMIEL BLACK(3)	Vice-President, Editorial and Director	1,650 retractable common shares
THE LORD BLACK OF CROSSHARBOUR, P.C. (CAN), O.C., K.C.S.G.(4)	Chairman of the Board, Chief Executive Officer and Director	1,611,039 Series II Preference Shares
J.A. BOULTBEE	Executive Vice-President and Director	1,031 retractable common shares
DANIEL W. COLSON	Vice-Chairman and Director	290,697 Series II Preference Shares
CHARLES G. COWAN, Q.C.	Vice-President, Secretary	5,158 retractable common shares
	and Director	11,100 Series III Preference Shares
FREDRIK S. EATON, O.C.(4)	Director	174,284 retractable common shares
R. DONALD FULLERTON	Director	2,000 retractable common shares
ALLAN E. GOTLIEB, C.C.	Director	3,714 retractable common shares
1,000 Series III Preference Shares
HENRY H. KETCHAM IV(4)	Director	1,031 retractable common shares

Approximate number of
shares of Hollinger beneficially
owned or over which control
Name	Position with Hollinger	or direction is exercised(1)(2)

F. DAVID RADLER(4)	Deputy Chairman, President,	577,720 Series II Preference Shares
	Chief Operating Officer	229,980 Series III Preference Shares
and Director
MAUREEN J. SABIA	Director	619 retractable common shares
PETER G. WHITE	Director	—

Notes:

(1)	Lord Black and Messrs. Atkinson, Boultbee, Colson, Cowan, Radler and White are shareholders, directly or indirectly, and officers and directors of Ravelston.

(2)	Lord Black controls Ravelston which exercises control or direction over 78.2% of the outstanding retractable common shares of Hollinger.

(3)	Mrs. Barbara Amiel Black is the wife of Lord Black.

(4)	Lord Black and Messrs. Colson, Eaton, Ketcham and Radler own, directly or indirectly, 7,500, 500, 17,000, 1,000 and 9,000 Class A Shares of Hollinger International, respectively.

Previous Purchases and Sales

      In the twelve months preceding this Offer, there were no previous purchases of any of Hollinger’s securities by Hollinger. During 2002, 786,000 Series II Preference Shares and 142,148 retractable common shares were retracted.

      Since April 10, 2003, Hollinger has received retraction notices in respect of approximately 610,000 Series III Preference Shares. Hollinger is currently assessing whether it is in a position to process any or all of such retractions.

Acceptance of the Offer

      Each of the persons described under “Ownership in Securities of Hollinger” will have to make the decision whether to accept the Offer based upon his or her personal considerations, and has yet to indicate his or her firm intentions on the matter.

Commitments to Acquire Securities

      Other than as set out in this Offer, Hollinger and, to the knowledge of Hollinger, after reasonable enquiry, each person described under “Ownership in Securities of Hollinger” has no commitments to acquire equity securities of Hollinger.

Arrangements, Agreements or Undertakings

      There are no arrangements or agreements made or proposed to be made between Hollinger and any of the directors or senior officers of Hollinger and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office. There are no contracts, arrangements or understandings, formal or informal, between Hollinger and any security holder of Hollinger with respect to the Offer or between Hollinger and any person or company with respect to any securities of Hollinger in relation to the Offer.

Benefits from the Offer

      No person described under “Ownership in Securities of Hollinger” will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who deposits to the Offer.

Price Range and Trading Volume of Series III Preference Shares

      The Series III Preference Shares have been listed and posted for trading on the TSX since they were issued in 1999. The volume of trading and price ranges of the Series III Preference on the TSX are set forth in the following table for the periods indicated:

Period	High	Low	Volume

March 2002	10.05	9.80	340,628
April 2002	10.00	9.76	79,865
May 2002	9.95	9.75	38,286
June 2002	9.95	9.70	83,947
July 2002	9.95	9.40	282,028
August 2002	9.50	9.01	59,440
September 2002	9.60	8.75	292,720
October 2002	9.69	9.15	880,272
November 2002	9.70	9.30	52,410
December 2002	10.00	9.30	185,273
January 2003	9.84	9.32	90,813
February 2003	9.85	9.60	644,180
March 2003	9.95	9.50	431,040
April 2003 (to April 16)	9.75	6.10	2,643,310

      Source: Toronto Stock Exchange Stock Quotes

The closing price of the Series III Preference Shares on the TSX on April 9, 2003, the last full day of trading prior to Hollinger’s announcement of its intention to make the Offer, was $9.70.

Previous Distribution

      On March 23, 1999, Hollinger made an offer (the “1999 Offer”) to convert up to 25,000,000 of its Series II Preference Shares into Series III Preference Shares valued by Hollinger at $10.00 per share, on the basis of one Series III Preference Share for each Series II Preference Share. On completion of the 1999 Offer, Hollinger issued 10,462,245 Series III Preference Shares in consideration for cancelling 10,462,245 Series II Preference Shares.

Dividend Record of Hollinger

      On December 10, 2002, Hollinger paid (i) a cash dividend of $0.05 per retractable common share and (ii) a stock dividend of 0.013334 of a retractable common share for each retractable common share held as at November 26, 2002. On March 10, 2003, Hollinger paid (i) a cash dividend of $0.05 per retractable common share and (ii) a stock dividend of 0.018182 of a retractable common share, for each retractable common share held as at February 24, 2003. On April 9, 2003, Hollinger declared a stock dividend of 0.02961 of a retractable common share, which will be paid on June 10, 2003 to shareholders of record on May 27, 2003. Prior to these dividends, Hollinger had paid regular quarterly cash dividends of $0.15 per retractable common share for the two year period prior to the date hereof. Since their issue in 1999, Hollinger has paid regular quarterly dividends of $0.175 per Series III Preference Share. Each Series II Preference Share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of a Class A common share of Hollinger International (less any U.S. withholding tax thereon payable by Hollinger or its subsidiaries). In the first quarter of 2002, Hollinger paid dividends of $0.09554099 per Series II Preference Share; in the second quarter of 2002, Hollinger paid dividends of $0.07644098 per Series II Preference Share; in the third quarter of 2002, Hollinger paid dividends of $0.07391001 per Series II Preference Share; and in the fourth quarter of 2002, Hollinger paid dividends of $0.03464300 per Series II Preference Share.

Dividend Payable to Holders of Series III Preference Shares

      Shareholders of record at the close of business on April 22, 2003 will be entitled to receive the dividend of $0.175 per Series III Preference Share which has been declared payable on May 6, 2003 to Shareholders of record at the close of business on such date.

3.   PURPOSE OF THE OFFER

      This Offer enables holders of Series III Preference Shares to extend the term of their investment (and Hollinger to extend its mandatory redemption obligation in respect thereof) as the mandatory redemption date of the Series IV Preference Shares will be April 30, 2008 as compared to the mandatory redemption date of April 30, 2004 for the Series III Preference Shares. As well, the Offer enables holders of the Series III Preference Shares to increase their dividend rate immediately as the Series IV Preference Shares will accrue dividends at the annual rate of 8% as compared to 7% for the Series III Preference Shares. The retraction price formula for retractions of Series IV Preference Shares on or before April 30, 2007 will be calculated using 95% of the benchmark bond prices as opposed to 92  1/2% in the case of retractions of Series III Preference Shares on or before April 30, 2003. With these exceptions, the Series IV Preference Shares will be comparable to the Series III Preference Shares.

4.   VALUATIONS

      Hollinger is not aware of any independent appraisal or valuation in respect of Hollinger, its material assets or its securities obtained by it or related companies in the two year period prior to the date hereof.

5.   EFFECT OF OFFER ON MARKET FOR SERIES III PREFERENCE SHARES

      Depending on the number of Series III Preference Shares exchanged pursuant to the Offer, the market for the remaining Series III Preference Shares may be significantly less liquid after completion of the Offer.

6.   DEPOSITARY

      Hollinger has engaged the Depositary for receipt of the Series III Preference Shares and the related Letters of Transmittal deposited under the Offer and for the exchange of Series III Preference Shares by Hollinger pursuant to the Offer. The Depositary will receive reasonable and customary compensation from Hollinger for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

7.   SOLICITING DEALER GROUP

      Hollinger may engage the services of an investment dealer (the “Dealer Manager”) to solicit tenders to the Offer, other than tenders from shareholders in the United States. If so, the Dealer Manager will undertake to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit tenders to the Offer. Each member of the soliciting dealer group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”. In such event Hollinger will pay the Dealer Manager for its financial advisory services a customary fee. Hollinger will also agree to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Series III Preference Shares a customary fee for each such Series III Preference Share deposited and exchanged by Hollinger under the Offer. Hollinger may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to Hollinger before payment of such fee.

      In such event the Dealer Manager may also be reimbursed by Hollinger for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection with the Offer.

      No fee or commission will be payable by a Shareholder who transmits his or her Series III Preference Shares directly to the Depositary or who avails himself of the facilities of a Soliciting Dealer to accept the Offer.

8.   CANADIAN FEDERAL INCOME TAX CONSEQUENCES

      In the opinion of Torys LLP, the following is a summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to holders of Series III Preference Shares who exchange their Series III Preference Shares for Series IV Preference Shares pursuant to the Offer and who, for purposes of the Tax Act, are resident in Canada, hold their Series III Preference Shares and will hold their Series IV Preference Shares as capital property and who deal at arm’s length and are not affiliated with Hollinger.

Shares held by certain financial institutions will generally not be held as capital property and will be subject to special “mark-to-market” rules which are not discussed herein.

      The summary is based on the Tax Act, the regulations thereunder and counsel’s understanding of the administrative practices published by the Canada Customs and Revenue Agency and takes into account all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decisions, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

      The summary is also based on Hollinger qualifying as a “mutual fund corporation” and “financial intermediary corporation” as defined in the Tax Act at all material times. Hollinger currently so qualifies and intends to continue to qualify throughout each subsequent taxation year in which any Series IV Preference Shares remain outstanding.

      This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. Shareholders should consult their own tax advisors as to the tax consequences in their particular circumstances.

Exchange of Series III Preference Shares Under Offer

      A Shareholder will not be considered to have received a dividend and will not be considered to have disposed of Series III Preference Shares on the exchange of Series III Preference Shares for Series IV Preference Shares under the Offer. The cost of Series IV Preference Shares acquired by a Shareholder on such exchange will be equal to the adjusted cost base to the Shareholder of the exchanged Series III Preference Shares.

Dividends on Series IV Preference Shares

      In the case of a Shareholder who is an individual, dividends received on the Series IV Preference Shares will be included in computing the Shareholder’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

      In the case of a Shareholder that is a corporation, other than a “specified financial institution” as defined in the Tax Act, dividends received on the Series IV Preference Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income.

      In the case of a Shareholder that is a specified financial institution, dividends received on the Series IV Preference Shares will be included in computing its income but will be deductible in computing its taxable income only if either

(i)	the institution did not acquire the Series IV Preference Shares in the ordinary course of the business carried on by the institution, or

(ii)	at the time a particular dividend is received, the Series IV Preference Shares are listed on a prescribed stock exchange in Canada and the institution, either alone or together with persons with whom it does not deal at arm’s length, does not receive in the aggregate dividends in respect of more than 10 percent of the Series IV Preference Shares outstanding at such time.

      As Hollinger is a “financial intermediary corporation” as defined in the Tax Act, it will not be subject to tax under Part VI.1 of the Tax Act on dividends that it pays on the Series IV Preference Shares. A Shareholder that is a corporation, other than a “private corporation” or a “financial intermediary corporation” (as defined in the Tax Act), will be required to pay a 10 percent tax under Part IV.1 of the Tax Act on dividends received on the Series IV Preference Shares to the extent that such dividends are deductible in computing the Shareholder’s taxable income.

      A Shareholder that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3 percent on dividends received on the Series IV Preference Shares to the extent that such dividends are deductible in computing the Shareholder’s taxable income.

Redemption or Other Disposition of Series IV Preference Shares

      On the redemption of a Series IV Preference Share (either by the holder or by Hollinger) or on any other disposition or deemed disposition of a Series IV Preference Share, the holder will in general realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Series IV Preference Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Series IV Preference Share.

      One-half of any capital gain (the “taxable capital gain”) will be included in the Shareholder’s income for the year of disposition. One-half of any capital loss may be deducted by the holder against taxable capital gains in accordance with the provisions of the Tax Act. A Shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3 percent on taxable capital gains. If the Shareholder is a corporation, the amount of any capital loss may be reduced by the amount of dividends received by it on the Series IV Preference Shares, or on the Series III Preference Share exchanged therefor, to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply to a partnership or a trust that owns Series IV Preference Shares.

Eligibility for Investment

      Hollinger is a registered investment under the Tax Act and, accordingly, the Series IV Preference Shares will not be foreign property under the Tax Act.

      The Series IV Preference Shares will be a qualified investment under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education plans and deferred profit sharing plans.

9.   FEES AND EXPENSES

      Hollinger expects to incur expenses of $300,000 in connection with this Offer, including filing fees, and legal, accounting and printing expenses. Such expenses will be paid from cash on hand.

10. STATUTORY RIGHTS

      Securities legislation in certain of the provinces and territories of Canada provides Shareholders of Hollinger with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their jurisdiction for particulars of those rights or consult with a lawyer.

CONSENT OF LEGAL COUNSEL

To the Directors of Hollinger Inc.

      We hereby consent to the reference to our opinion under the section titled “Canadian Federal Income Tax Considerations” in the Hollinger Inc. Circular forming part of the Offer dated April 21, 2003 made by Hollinger Inc. to its Series III Preference Shares.

Toronto, Canada

April 21, 2003

(Signed): TORYS LLP

CONSENT OF AUDITORS

To the Directors of Hollinger Inc.

      We consent to the use, through incorporation by reference, of our auditors’ report dated April 11, 2003, except as to note 25d), which is as of April 10, 2003 on the consolidated balance sheets of Hollinger Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flow for the years then ended in the Hollinger Inc. Circular forming part of the Offer dated April 21, 2003 to the holders of its Series III Preference Shares.

Toronto, Canada

April 21, 2003

(Signed): KPMG LLP

Chartered Accountants

APPROVAL AND CERTIFICATE OF HOLLINGER INC.

      The contents of the Offer and this Circular, as well as the sending, communication or delivery thereof to the Shareholders, has been authorized by the Board of Directors of Hollinger Inc. The foregoing together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Series III Preference Shares.

      The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the Offer and Circular as required by the securities laws of all the provinces of Canada. For the purpose of the Province of Québec, the Offer and Circular, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

DATED: April 21, 2003

(Signed) CONRAD BLACK Chairman of the Board and Chief Executive Officer	(Signed) F.A. CREASEY Vice President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER Y. ATKINSON Director	(Signed) CHARLES G. COWAN Director

LETTER OF TRANSMITTAL

To Deposit Series III Retractable Non-Voting Preference Shares
of
HOLLINGER INC.
Pursuant to the Offer to Purchase
Dated April 21, 2003

THIS OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MAY 27, 2003 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal

      This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Series III Retractable Non-Voting Preference Shares (“Series III Preference Shares”) of Hollinger Inc. (“Hollinger”) deposited pursuant to the offer (the “Offer”) and the circular (collectively, the “Offer to Purchase”) dated April 21, 2003 made by Hollinger to holders (“Shareholders”) of Series III Preference Shares.

      The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal.

      Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase have the meanings set out therein.

TO:	HOLLINGER INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as depositary and registrar and transfer agent of Hollinger Inc. at its offices set out below.

      Delivery of this instrument to an address other than those shown below does not constitute a valid delivery.

      The undersigned delivers to the Depositary the enclosed certificate(s) for Series III Preference Shares and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer to Purchase for such Series III Preference Shares upon the terms and conditions contained in the Offer to Purchase. The following are the details of the enclosed certificate(s):

(See Instructions 3 and 4)

Certificate number(s)	Name in which registered	Number of Series III Preference Shares Deposited

TOTAL

      This Letter of Transmittal is to be used only if certificates for Series III Preference Shares are to be forwarded with it pursuant to Section 3 of the Offer.

      The undersigned hereby deposits to Hollinger the above-described Series III Preference Shares (the “Deposited Shares”) in exchange for Series IV Preference Shares upon the terms and subject to the conditions set forth in the Offer and any supplements or amendments thereto and in this Letter of Transmittal (which together constitute the “Offer”).

      The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the registration or transfer of the Deposited Shares on the register of Hollinger. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the registration or transfer of the Deposited Shares unless the Deposited Shares are not taken up and exchanged under the Offer.

      Subject to and effective upon acceptance for purchase of the Deposited Shares in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of Hollinger all rights, title and interest in and to all Deposited Shares and hereby irrevocably constitutes and appoints the Depositary and any officer of Hollinger as attorney-in-fact of the undersigned with respect to such Deposited Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)	deliver certificates for such Deposited Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of, Hollinger upon receipt by the Depositary, as the undersigned’s agent, of the certificates for the Series IV Preference Shares to which the undersigned is entitled under the terms of the Offer;

(b)	present certificates for such Deposited Shares for cancellation and transfer on the books of the transfer agent and registrar for the Deposited Shares; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Deposited Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

      The undersigned hereby represents and warrants that:

(a)	the Undersigned has full power and authority to deposit, assign and transfer the Deposited Shares;

(b)	when and to the extent Hollinger accepts the Deposited Shares for payment, Hollinger will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom;

(c)	the undersigned will not vote any of the Deposited Shares converted under the Offer at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto;

(d)	the undersigned will execute and deliver to Hollinger, provided it is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of Hollinger, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to Hollinger, in respect of any shares making up such Deposited Shares;

(e)	the undersigned will designate in any such instruments of proxy the person or persons specified by Hollinger as the proxyholder of the undersigned in respect of any shares making up such Deposited Shares;

(f)	on request, the undersigned will execute and deliver any additional documents that the Depositary or Hollinger deems necessary or desirable to complete the assignment, transfer, and purchase of the Deposited Shares; and

(g)	the undersigned has read and agrees to all of the terms of the Offer.

      The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing the Deposited Shares. The certificates and the number of the Deposited Shares that the undersigned wishes to deposit should be indicated in the appropriate boxes.

      The undersigned recognizes that under certain circumstances set forth in Section 4 of the Offer, Hollinger may terminate or amend the Offer or may not be required to purchase any of the Deposited Shares. The undersigned understands that certificate(s) for any Series III Preference Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box A “Special Payment Instructions” or Box B “Special Delivery Instructions”. The undersigned recognizes

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that Hollinger has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Series III Preference Shares from the name of their registered owner.

      The undersigned understands that acceptance of Series III Preference Shares by Hollinger for payment will constitute a binding agreement between the undersigned and Hollinger, effective immediately following the Expiry Time, upon the terms and subject to the conditions of the Offer.

      The undersigned understands that payment for the Deposited Shares accepted for payment pursuant to the Offer will be made by depositing certificates representing the Series IV Preference Shares to which the undersigned is entitled with the Depositary, which will act as agent for the depositing Shareholders for the purpose of receiving payment from Hollinger and transmitting such payment to the depositing Shareholders.

      The certificates representing Series IV Preference Shares to which the undersigned is entitled in exchange for such of the Deposited Shares as are purchased will be registered in the name of the undersigned and mailed by first-class mail to the address indicated above unless otherwise indicated in Box A “Special Payment Instructions”, Box B “Special Delivery Instructions” or Box C “Hold for Pick-Up”.

      All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

      If a Series III Preference Share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and your telephone number, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly submitted in good order to the Depositary on or prior to the Expiry Time.

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BOX A
SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 4, 6 and 7)

To be completed ONLY if certificates for Series III Preference Shares not deposited or not purchased and/or the certificates representing Series IV Preference Shares to be exchanged for the Series III Preference Shares purchased are to be registered in the name of someone other than the undersigned.

Issue:	☐	certificate(s) for Series III Preference Shares and/or
	☐	certificate(s) for Series IV Preference Shares to:

Name:

(Please Print)

Address:

(Include Postal Code or Zip Code)

U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No.; Canadian Shareholders must provide their Social Insurance No.

TIN; SSN; SIN:

Dated:	, 2003

BOX B

SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4, 6 and 7)

To be completed ONLY if certificates for Series III Preference Shares not deposited or not purchased and/or the certificates representing Series IV Preference Shares to be exchanged for the Series III Preference Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.

Issue:	☐	certificate(s) for Series III Preference Shares and/or
	☐	certificate(s) for Series IV Preference Shares to:

Name:

(Please Print)

Address:

(Include Postal Code or Zip Code)

BOX C

HOLD FOR PICK-UP

☐	Hold certificate(s) for Series III Preference Shares and/or certificate(s) for Series IV Preference Shares for pick-up

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BOX D
SHAREHOLDER(S) SIGN HERE
(See Instructions 1 and 6)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.

Authorized Signature:

(Signature(s) of Owner(s))

Name(s):

(Please Print)

Capacity:

Address:

(Include Postal Code or Zip Code)

Area Code and Telephone Number:

U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No.; Canadian Shareholders must provide their Social Insurance No.

BOX E

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 6)

Authorized Signature:

Name(s):

(Please Print)

Title:

Name of Firm:

Address:

(Include Postal Code or Zip Code)

Area Code and Telephone Number:

Dated:	, 2003

SOLICITATION

Investment Dealer or Broker soliciting acceptance

(Name of Investment Dealer or Broker)

(Address)

☐ Check here if list of beneficial holders is attached	☐ Check here if diskette to follow

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INSTRUCTIONS FOR LETTER OF TRANSMITTAL

Forming Part of the Terms of the Offer

1.    Guarantee of Signatures. No signature guarantee is required if either:

(a)	this Letter of Transmittal is signed by the registered holder of the Deposited Shares and payment and delivery are to be made directly to such owner and such owner has not completed either Box A “Special Payment Instructions” or Box B “Special Delivery Instructions” above; or

(b)	such Deposited Shares are deposited for the account of a firm which is a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each being referred to as an “Eligible Institution”).

      In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box E “Guarantee of Signature(s)”. See Instruction 6.

2.   Delivery of Letter of Transmittal and Certificates. This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Series III Preference Shares together with a properly completed and duly executed Letter of Transmittal or manually executed photocopy thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiry Time (as defined in the Offer).

      The method of delivery of all documents, including certificates for Series III Preference Shares, is at the election and risk of the depositing Shareholder. If certificates for Series III Preference Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such date. Delivery will only be made upon actual receipt of such Series III Preference Shares by the Depositary.

      Hollinger will not purchase any fractional Series III Preference Shares, nor will it accept any alternative, conditional or contingent deposits. All depositing Shareholders, by execution of this Letter of Transmittal (or manually executed photocopy of it) waive any right to receive any notice of the acceptance of their deposit.

3.    Inadequate Space. If the space provided in the box captioned “Number of Series III Preference Shares Deposited” is inadequate, the certificate numbers and/or the number of Series III Preference Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.     Partial Deposits. If fewer than all of the Series III Preference Shares evidenced by any certificate submitted is to be deposited, fill in the number of Series III Preference Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, if any Deposited Shares are converted, a new certificate for the remainder of the Series III Preference Shares evidenced by the old certificate(s) will be sent to the registered holder unless otherwise provided, as soon as practicable after the Expiry Time. All Series III Preference Shares represented by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

5.   Signatures on Letter of Transmittal, Powers of Attorney and Endorsements.

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the Series III Preference Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

(b)	If the Series III Preference Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

(c)	If any deposited Series III Preference Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or manually executed photocopies of it) as there are different registrations of certificates.

6

(d)	When this Letter of Transmittal is signed by the registered owner(s) of the Series III Preference Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Series III Preference Shares or separate powers of attorney are required unless payment is to be made, or the certificates for Series III Preference Shares not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or powers of attorney must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or power(s) of attorney must be guaranteed by an Eligible Institution. See Instruction 1.

(e)	If this Letter of Transmittal or any certificates or powers of attorney are signed by trustees, executors, administrators, guardians, attorney-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Hollinger of their authority so to act.

6.     Special Payment and Delivery Instructions. If certificates for Series III Preference Shares not deposited or not purchased and/or certificates for Series IV Preference Shares are to be issued in the name of a person other than the signer of the Letter of Transmittal or if certificates for Series III Preference Shares not deposited or not purchased and/or certificates for Series IV Preference Shares are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address, Box A “Special Payment Instructions” and/or Box B “Special Delivery Instructions” on this Letter of Transmittal must be completed.

7.   Irregularities. Hollinger will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Series III Preference Shares and its determination shall be final and binding on all parties. Hollinger reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Hollinger’s counsel, be unlawful. Hollinger also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Series III Preference Shares and Hollinger’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Series III Preference Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Hollinger shall determine. Neither Hollinger nor the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

8.    Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance and additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Depositary at its address and telephone and facsimile numbers set forth on the back cover of the Offer to Purchase or from your local broker, dealer, commercial bank, trust company or other nominee.

9.   Solicitation. Identify the broker or dealer, if any, who solicited (from Canadian shareholders only) this acceptance by completing the box entitled “Solicitation” above. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forwarded to the place of deposit.

      IMPORTANT: This Letter of Transmittal or a manually executed photocopy of it (together with certificates for Series III Preference Shares and all other required documents) must be received by the Depositary on or before the Expiry Time.

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Offices of the Depositary in Canada

Computershare Trust Company of Canada

Toronto

By Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Toll Free: 1-800-564-6253

E-mail: caregistryinfo@computershare.com
Attention: Corporate Action for all Deposit Points

Toronto

By Hand or by Courier
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

By Mail, by Hand or by Courier

Montreal	Calgary	Vancouver
1500 University Street Suite 700 Montréal, Québec H3A 3S8	Western Gas Tower Suite 600 530 – 8th Avenue S.W. Calgary, AB T2P 3S8	510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9

      Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone numbers and locations set out above.

8

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents were incorporated by reference in the disclosure documents made available to holders of Hollinger Inc.’s Series III Retractable Non-Voting Preference Shares in connection with the Exchange Offer and are attached to this Form CB as exhibits:

A	Hollinger’s annual information form dated May 17, 2002

B	Hollinger’s management proxy circular dated April 19, 2002

C	Hollinger’s audited consolidated financial statements for the year ended December 31, 2002 together with the auditors’ report thereon

D	Hollinger’s management discussion and analysis as filed with Canadian securities regulatory authorities on April 17, 2003

E	Hollinger’s material change report dated September 26, 2002

F	Hollinger’s material change report dated March 17, 2003

PART III—CONSENT TO SERVICE OF PROCESS

The following document was filed with the Securities and Exchange Commission on April 24, 2003.

     Form F-X of Hollinger Inc. filed on April 24, 2003.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLLINGER INC.

By:	/s/ Frederick A. Creasey

Frederick A. Creasey Chief Financial Officer

Prior Filing or
Exhibit No.	Description of Exhibit	Sequential Page Number

A	Hollinger’s annual information form dated May 17, 2002	Incorporated by reference to our Annual Report on Form 40-F for the year ended December 31, 2002.

B	Hollinger’s management proxy circular dated April 19, 2002	Incorporated by reference to our Form 6-K filed on April 23, 2002.

C	Hollinger’s audited consolidated financial statements for the year ended December 31, 2002 together with the auditors’ report thereon	Incorporated by reference to our Form 6-K filed on April 23, 2003.

D	Hollinger’s management discussion and analysis as filed with Canadian securities regulatory authorities on April 17, 2003	Incorporated by reference to our Form 6-K filed on April 23, 2003.

E	Hollinger’s material change report dated September 26, 2002	Incorporated by reference to our Form 6-K filed on September 23, 2002.

F	Hollinger’s material change report dated March 17, 2003	Incorporated by reference to our Form 6-K filed on March 10, 2003.